Exhibit 77 C: Submission of Matters to a Vote of
Shareholders

At a Special Shareholder meeting of the Fund held on November 17, 2008, Shareholders voted to approve a new investment sub-advisory agreement with Confluence following the resignation of the Fund's prior sub-advisor, Gallatin, effective July 31, 2008.
Accordingly, the Fund's Board of Trustees approved an interim sub-advisory agreement among the Fund, First
Trust and Confluence, whereby Confluence would serve as the Fund's sub-advisor for a maximum period of 150 days, subject to shareholder approval. The new sub-advisory agreement, approved by Shareholders on November 17, 2008, is substantially similar to the Fund's original sub-advisory agreement with Gallatin.
The number of votes cast in favor of the new sub-advisory agreement was 6,425,404, the number of votes withheld was 393,979, and the number of abstentions was 456,771.